Exhibit 99.162

EXECUTION VERSION

ASSET PURCHASE AND SALE AGREEMENT

BY AND AMONG

DHX MEDIA (TORONTO) LTD.,

ECHO BRIDGE ENTERTAINMENT, LLC

and

ALLIANCE ATLANTIS INTERNATIONAL DISTRIBUTION, LLC

November 13, 2014

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* Contains commercially sensitive information regarding limitations on indemnification

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SCHEDULES AND EXHIBITS

Schedule 2.1(a) – Non-Alliance Programs

Schedule 2.1(b) – Alliance Programs

Schedule 2.1(c) – Epitome Programs

Schedule 2.1(d) – Expiration of Conveying Rights Agreements

Schedule 5.3 – Required Consents

Schedule 5.3(a) – Contingent Programs

Schedule 5.4(a)(2) — Last Producer Report

Schedule 5.4(a)(3) — List of all Conveying Rights Agreements

Schedule 5.4(c) – Availability Report

Schedule 5.4(d) – List of: (1) all Residual obligations with respect to the Programs, and (2) all other Third Party Rights obligations of Sellers with respect to the Programs

Schedule 5.4(e)(1) – Film and Video Elements

Schedule 5.4(e)(2) – Programs listing with no Film or Video Elements

Schedule 5.5(a)(i) - (vii) – Material Contracts

Schedule 5.6 – Legal Proceedings

Schedule 5.8 – Liabilities

Schedule 7.1(g) – Reserved DVD Rights

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Exhibits	Title

Exhibit A	TM License

Exhibit B	Escrow Agreement

Exhibit C(1)	Alliance Short-Form Assignment

Exhibit C(2)	Non-Alliance Short-Form Assignment

Exhibit D	Short-Form Assignment (Bill of Sale)

Exhibit E	Form of Lab Access Letter

Exhibit F(1)	Form of Release of Permitted Encumbrances

Exhibit F(2)	Form of Release and Termination of Security Interest in Intellectual Property

Exhibit G(1)(a)	Form of Screen Actors Guild Distributor’s Assumption Agreement

Exhibit G(1)(b)	Form of Screen Actors Guild Buyer’s Assumption Agreement

Exhibit G(2)	Form of Directors Guild of America Distributor’s Assumption Agreement

Exhibit G(3)	Form of Writers Guild of America Distributor’s Assumption Agreement

Exhibit G(4)	Form of ACTRA Residual Assumption Agreement

Exhibit G(5)	Form of Directors Guild of Canada Distributors Assumption Agreement

Exhibit G(6)	Form of Writers Guild of Canada Assumption Agreement

Exhibit G(7)	Form of UBCBP Distributors Assumption Agreement

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ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT (including the Schedules, Appendices and Exhibits attached hereto, this “Agreement”), dated November 13, 2014, is entered into by and among Echo Bridge Entertainment, LLC, a Delaware limited liability company (“Echo Bridge”), Alliance Atlantis International Distribution, LLC, a Delaware limited liability company (“Alliance,” and with Echo Bridge, each a “Seller” and collectively, “Sellers”), and DHX Media (Toronto) Ltd., an Ontario corporation (“Buyer,” and with Sellers, each a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, Sellers are in the business of acquiring intellectual property, distribution and other rights in and to filmed entertainment for the purposes of licensing, distributing and otherwise commercially exploiting such filmed entertainment productions;

WHEREAS, in the course of carrying on its business, Echo Bridge has entered into distribution, licensing and other agreements and acquired distribution and other related commercial exploitation rights in and to filmed entertainment productions in connection therewith (collectively, the “Echo Bridge Distribution Rights”);

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* Contains third party information

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* Contains third party information

WHEREAS, Buyer and Sellers wish to effect the purchase and sale of the Acquired Assets and enter into and complete all the other transactions contemplated herein (collectively the “Transaction”).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I.
Definitions

Section 1.1 Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings as set forth herein.

“AAIDL” shall have the meaning set forth in the Recitals.

“AAIDL Consent” shall have the meaning set forth in Section 2.7(e).

“AAIDL Consent Deadline” shall have the meaning set forth in Section 2.7(e).

“Accounts Receivable” means the accounts receivable of Sellers related to the Programs as of the Closing Date.

“Acquired Assets” has the meaning set forth in Section 2.1.

“Additional Elements” has the meaning set forth in Section 2.1.

“Affiliate” shall have the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

“Agreement” shall have the meaning set forth in the Preamble.

“Alliance” shall have the meaning set forth in the Preamble.

“Alliance Programs” means those Programs identified on Schedule 2.1(b).

“Alliance Acquisition” has the meaning set forth in the Recitals.

“Alliance Purchase Agreement” has the meaning set forth in the Recitals.

“Alliance Rights” has the meaning set forth in the Recitals.

“Assumed Liabilities” shall have the meaning as set forth in Section 2.3.

“Availability Report” shall have the meaning as set forth in Section 5.4(c).

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“BHC Loan” has the meaning set forth in the definition of BHC Security Interest.

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*Contains third party information

“Business Day” means any day other than Saturday, Sunday and any day that is a legal holiday in the US or in Halifax, or Toronto, Canada or a day on which banking institutions in New York, NY or Halifax, or Toronto, Canada are authorized or required by law or other action of a Governmental Authority to close.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Indemnitees” shall have the meaning set forth in Section 8.1.

“Buyer’s Certificate” shall have the meaning set forth in Section 4.2(c).

“Change of Control” means the sale of all or substantially all the assets of a Person; any merger, consolidation or acquisition of a Person with, by or into another corporation, entity or other Person; or any change in the ownership of more than fifty percent (50%) of the voting capital securities of a Person in one or more related transactions.

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*Contains third party information

“Closing” shall have the meaning set forth in Section 3.1.

“Closing Date” shall have the meaning set forth in Section 3.1.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Contingent Programs” shall have the meaning as set forth in Section 5.3.

“Conveying Rights Agreement” shall mean an agreement with respect to a Program and any related Rights, between the party holding rights therein (a “Conveying Rights Holder”) and a Seller pursuant to which a Seller acquired Rights in said Program including without limitation the Alliance Purchase Agreement and all ancillary agreements related thereto and any other acquisition agreement applicable to a Program and Rights.

“Conveying Rights Holder” shall have the meaning set forth in the definition of “Conveying Rights Agreement.”

“Copyrights” shall mean statutory and common law copyrights and any renewals, extensions, and resuscitations thereof and the right to sue and recover for past infringements and other violations.

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“Creative Property Rights” shall mean and include the exclusive, absolute and perpetual right, title and interest in and to all Copyrights, contract rights and other personal, private, civil and property rights in respect of all intellectual, literary, artistic, dramatic, musical rights, works and materials comprising, appearing or used in or otherwise produced in connection with a program or from or upon the basis of which such program was, in whole or in part, produced, including, without limitation, all Copyrights, Trade Names, Trademarks, Service Marks, musical rights, contract rights, intellectual rights and other personal, private, civil and property rights in and to all stories, plays, scripts, scenarios, themes, incidents, plots, concepts, ideas, characters, dialogue, music, words, titles, artwork, logos and other material and work of every kind and nature comprising, appearing or used in, or otherwise produced in connection with, each such program or from or upon the basis of which each such program was, in whole or in part, produced. For greater certainty and notwithstanding anything else set forth in this Agreement, the Creative Property Rights of Sellers in a Program are specifically and absolutely limited to only those Creative Property Rights in a Program granted to Sellers pursuant to the applicable Conveying Rights Agreement and subject in all instances to Existing Licenses only until the expiration or termination of such Existing License as applicable.

“Delivery” shall have the meaning set forth in Section 7.3(a).

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* Contains third party information

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“Distribution Rights” shall mean the exclusive, absolute and perpetual right, title and interest to Exploit a program and all Creative Property Rights relating thereto or otherwise associated therewith by, through or in any means, methods, modes, processes, media devices and delivery systems of every kind and character (whether now existing or hereafter created, invented, conceived, devised, designed or developed) throughout the universe for any and all purposes, including, without limitation, the perpetual rights, powers, privileges and preferences to: (i) secure, or cause to be secured, copyright registration in and to each program anywhere in the world and to secure any renewals and/or extensions and/or resuscitations thereof wherever and whenever permitted; (ii) secure, or cause to be secured, registration of the Trade Names, Trademarks, Service Marks associated with each program anywhere in the world and to secure any renewals thereof wherever and whenever permitted; (iii) produce, or cause to be produced, negatives, films, prints and tapes of each program and any and all trailers thereof; (iv) copy, install, compress, uncompress, encode, encrypt, decode, decrypt, display, use, cache and store, and cause to be copied, installed, compressed, uncompressed, encoded, encrypted, decoded, decrypted, displayed, used, cached and stored, each of the foregoing each program and any and all trailers thereof; (v) Exploit, or cause to be Exploited, the title or tentative title to each program and to change, alter or otherwise modify any such title; (vi) Exploit, or cause to be Exploited, by, through and in every means, method, mode, device, process, medium, or delivery system (whether now existing or hereafter created, invented, conceived, devised, designed or developed), each program, any and all trailers thereof and excerpts and clips therefrom, and any and all spinoffs therefrom, remakes or re-issues thereof, or prequels or sequels thereto, in any and all languages (including dubbed, titled and narrated versions) in all sizes and gauges of film, tape and/or other materials and for any and all purposes and uses, including, without limitation, all theatrical, nontheatrical and commercial purposes of every kind and nature; (vii) Exploit, or cause to be Exploited, in any language and form, synopses, summaries, resumes and stories of, and excerpts from, each program, or any portion thereof, and any and all Creative Property Rights relating thereto or otherwise associated therewith, in newspapers, magazines, trade periodicals, heralds, programs, booklets, posters, lobby displays, press books and any other periodicals and in all other media of advertising and publicity whatsoever; (viii) Exploit, or cause to be Exploited, by, through or in every means, method, mode, device, process, medium, or delivery system (whether now existing or hereafter created, invented, conceived, devised, designed or developed) in any language, adaptations, versions or sketches of each program, or any portions thereof, from audio or audio-visual works or with living Persons or otherwise; (ix) Exploit, or cause to be Exploited, the name and reproductions of the physical likeness and voices of any Person rendering services in connection with the production of any program for any and all purposes, including, without limitation, the Exploitation of any program or Exploitation of any product, commodity or service; (x) Exploit, or cause to be Exploited, all music and lyrics composed or written for any program (whether or not synchronized therewith) and all or any portion of the sound recordings and musical scores produced for or in connection therewith for any and all purposes, including the purpose of producing phonograph, tape, wire or other recordings of any kind or character, whether in albums, single records, cartridges, cassettes, tapes or otherwise, and whether or not designated for sale to the public; (xi) Exploit, or cause to be Exploited, novelizations, photo novels, and photo-comic books and printed versions of each program in book form and in magazines, newspapers and other periodicals, whether in installments or otherwise; (xii) produce and Exploit, and cause to be produced and Exploited, any remake, reissue, prequel, sequel, spin-off or other picture based, in whole or in part, upon any program or any Creative Property Rights relating thereto or associated therewith; (xiii) produce and Exploit, and cause to be Produced and Exploited, stage productions based upon or adapted from any program or any Creative Property Rights relating thereto or associated therewith; (xiv) Exploit, or cause to be Exploited, any and all of the characters, situations, objects, properties, wardrobe, designs, equipment and events depicted, described or portrayed in any program, any or all of the actors appearing therein and/or any or all of the logos and artwork therefrom or produced in connection therewith; and (xv) all rights of negotiation with respect to any of the foregoing. For greater certainty and notwithstanding anything else set forth in this Agreement, the Distribution Rights of Sellers in a Program are specifically and absolutely limited to only those Distribution Rights in a Program granted to Sellers pursuant to the applicable Conveying Rights Agreement and subject in all instances to Existing Licenses only until the expiration or termination of such Existing License as applicable.

“Dollar(s)” or “$” shall mean the lawful currency of the United States.

“DVD Rights” means the right to distribute, advertise and/or otherwise Exploit via pre-recorded videocassettes, videodiscs or DVDs (except those which are interactive products), that, as sold or rented, themselves physically embody (without need for further transfer of data or further activation or other authorization from outside the home into the home) a motion picture or other programming for exhibition by means of a playback device which causes a visual image to be seen on the screen of a television receiver, which cassettes, videodiscs and DVDs are intended for sale or rent to the general public for use in the home and are physically transported to the home and specifically excludes rights to Exploit over-the-top content.

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“Echo Bridge” has the meaning set forth in the Preamble.

“Echo Bridge Distribution Rights” has the meaning set forth in the Recitals.

“Elements” shall have the meaning set forth in Section 7.3(a)(iv).

“Encumbrances” means any mortgages, pledges, liens, security interests, judgments, conditional and installment sale agreements, activity and use limitations, exceptions, licenses, deed covenants, deed restrictions, encumbrances and charges of any kind.

“Epitome Pictures” as used herein shall mean Epitome Pictures Inc., an Ontario corporation and its subsidiaries and/or predecessors in interest including without limitation Epitome Screen Productions Inc., an Ontario corporation, and PWT Distribution Inc., an Ontario corporation.

“Epitome Programs” shall have the meaning set forth in the Preamble and as more fully set forth in Schedule 2.1(c).

“Escrow Agent” shall have the meaning set forth in Section 3.3(a).

“Escrow Agreement” shall have the meaning set forth in Section 3.3(a).

“Escrow Amount” shall have the meaning set forth in Section 3.2.

“Escrow Fund” shall have the meaning set forth in Section 3.3(a).

“Excluded Assets” shall have the meaning set forth in Section 2.2.

“Excluded Liabilities” shall have the meaning set forth in Section 2.4.

“Existing License” shall mean any and all licenses, sublicenses or other grants of Distribution Rights made by Sellers to any third party with respect to a Program, which are in existence and active (e.g. not expired) as of the Closing Date, and all of which are set forth on the Availability Report attached as Schedule 5.4(c).

“Exploit or Exploitation” shall mean and include, without limitation, exhibit, display, transmit, project, broadcast, telecast, perform, reissue, disseminate, publish, promote, publicize, advertise, reproduce, rent, lease, license, sublicense, transfer, dispose of, distribute, subdistribute, commercialize, merchandise, market, use, trade in, turn to account, deal with and in and otherwise exploit - directly or indirectly - by all means, methods, modes, processes, media devices and delivery systems of every kind and character (whether mechanical, electrical or otherwise and whether now known or hereafter created, invented, conceived, devised, designed or developed) in all media and in all markets (both theatrical” and “nontheatrical”). Sellers and Buyer are aware and hereby acknowledge that new rights may come into being and/or be recognized in the future, pursuant to the law and/or in equity (“New Exploitation Rights”) and that new technology, uses, media, formats, modes of transmission and methods of distribution, dissemination, exhibition or performance (“New Exploitation Methods”) are being and will inevitably continue to be developed in the future, which would offer new opportunities for the Exploitation of a Program. Sellers confirm that the rights to Exploit and the rights of Exploitation of a Program include the New Exploitation Rights and the New Exploitation Methods and that Buyer and its successors and assigns shall have any and all such New Exploitation Rights and New Exploitation Methods in and to each Program if granted under the applicable Conveying Rights Agreement and subject in all instances to Existing Licenses then in effect as applicable.

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“Film and Video Elements” shall have the meaning set forth in Section 7.3(a)(i)

“FLAC” has the meaning set forth in the Recitals.

“Fundamental Representations” shall have the meaning set forth in Section 8.2.

“GAAP” shall have the meaning set forth in Section 1.2.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Indemnitee” and “Indemnitor” shall have the respective meanings set forth in Section 8.1.

“Indemnity Cap” shall have the meaning set forth in Section 8.2.

“IRIGHTS Data” means the raw information related to the Programs as contained in the rights management system known as IRIGHTS.

“IRIGHTS Database” means the proprietary information of Gray Matter, LLC as contained in the rights management system known as IRIGHTS.

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*Contains third party information

“JP Morgan Security Interest” shall mean the registered and perfected security interest of lenders (for whom JP Morgan acts as administrative agent) as more set forth in the JP Morgan Loan.

“Knowledge” means as to any Party the actual or constructive knowledge after due inquiry of the senior officers and managers of such Party, including, with respect to each Seller, Michael Rosenblatt, Tom Hammond and CJ Laychak.

“Lab Access Letters” shall mean lab access letters providing authorization and access to Buyer after the Closing, to the applicable Film and Video Elements for a Program.

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“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Legal Proceeding” means any litigation, action, application, suit, investigation, charge, hearing, claim, complaint, deemed complaint, grievance or expropriation, or any civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any court, tribunal or governmental authority and includes any appeal or review thereof and any application for leave for appeal or review.

“Liability” or “Liabilities” shall mean any debts, claims, liabilities or obligations of any kind, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Applicable Law, Action or Order and those arising under any contract.

“Library Documents” shall have the meaning set forth in Section 7.1(e)

“Licensed Trademarks” shall have the meaning assigned to the term “Trademarks” in the TM License.

“Losses” means losses, damages, liabilities, deficiencies, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees, and the cost of any Legal Proceeding, the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that “Losses” shall not include punitive damages, except in the case of fraud or to the extent actually awarded to a Governmental Authority or other third party.

“Marks” shall have the meaning set forth in Section 7.1(d).

“Material Adverse Effect” shall mean any event, circumstance, fact, change, development, condition, or effect that, either individually or in the aggregate, that is, or could reasonably be expected to become materially adverse to (a) the value of the Acquired Assets, or (b) the ability of Sellers to consummate the Transaction contemplated hereby on a timely basis.

“Material Contracts” shall have the meaning set forth in Section 5.5(a).

“Material Delivery Elements” has the meaning set forth in Section 7.3(a)(ii).

“Media” shall mean all methods of distribution, transmission and Exploitation, whether now known or hereafter devised, for which Sellers have Distribution Rights in a Program, pursuant to and in accordance with its Conveying Rights Agreements.

“New Exploitation Methods” shall have the meaning set forth in the definition of “Exploit or Exploitation” in this Section 1.1.

“New Exploitation Rights” shall have the meaning set forth in the definition of “Exploit or Exploitation” in this Section 1.1.

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“Non-Alliance Programs” shall have the meaning set forth in Section 2.1(a) herein.

“Notice of Claim” shall have the meaning set forth in Section 8.4(b).

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Other Intellectual Property Rights” shall mean and include, to the extent not otherwise included in the Distribution Rights and/or Creative Property Rights in respect of any Program, all rights (including, without limitation, statutory, common law, contractual and/or other property rights) comprising or otherwise relating to all Copyrights, copyright registrations and applications therefor, Trademarks, Trademark registrations and applications therefor, Service Marks, logos (and the goodwill of the business associated with the logos, and the right to sue and recover for past infringements, dilution, and other violations), Trade Names, Trade Secrets, patents, patent applications, know-how, technology, titles, characters, ideas, literary material of any kind or nature, music, musical compositions, sound recordings, and taped or filmed or other recorded motion picture, television or other audio visual properties. For greater certainty and notwithstanding anything else set forth in this Agreement, Other Intellectual Property Rights of Sellers in a Program are specifically and absolutely limited to only those Rights in a Program granted to Sellers pursuant to the applicable Conveying Rights Agreement and subject in all instances to Existing Licenses only until the expiration or termination of such Existing License as applicable.

“Participations” shall have the meaning set forth in Section 7.2(a).

“Parent Sales Agent Agreement” shall mean that certain Sales Agent and Servicing of Rights Agreement dated April 30, 2008 between Alliance and Echo Bridge.

“Party” or “Parties” shall have the meaning set forth in the Preamble.

“Permitted Encumbrances” means (i) all exceptions, restrictions, easements, charges, rights-of-way and nonmonetary encumbrances which are set forth in any permits, licenses, authorizations and approvals issued or granted by any Governmental Authority excluding tax authorities, (ii) Encumbrances of record (other than Encumbrances securing Seller’s or Alliance’s indebtedness for borrowed money) and Encumbrances set forth in the Conveying Rights Agreements for each Program, provided that, in either event, such Encumbrances do not affect Buyer’s ability to Exploit a Program in the manner Exploited by Sellers prior to Closing, (iii) the Third Party Rights and (iv) any Encumbrance of Buyer arising from this Transaction. For greater certainty, any Encumbrances arising in connection with the JP Morgan Security Interest or the BHC Security Interest shall not constitute Permitted Encumbrances.

“Person” means any individual, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization or Governmental Authority.

“PM Assets” has the meaning set forth in the Recitals.

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“PM Assignment Agreement” has the meaning set forth in the Recitals.

“PM Purchase Agreement” has the meaning set forth in the Recitals.

“Post-Closing Library Revenue” shall have the meaning set forth in Section 7.1(c).

“Pre-Closing Library Revenue” shall have the meaning set forth in Section 7.1(c).

“Producer Report” shall mean periodic accounting reports outlining the receipts and expenses and identifying Conveying Rights Holder’s share (if any) with respect to each Program.

“Program(s)” shall mean the film or television production identified on Schedules 2.1(a) through 2.1(c) hereto.

“Purchase Price” shall have the meaning set forth in Article II.

“Release Submission” shall have the meaning set forth in Section 3.3(b)(i).

“Reserved DVD Rights” shall have the meaning set forth in Section 7.1(g).

“Residuals” shall have the meaning set forth in Section 7.2(b).

“Rights” in respect of any Program shall mean all Creative Property Rights, all Distribution Rights and all Other Intellectual Property Rights in respect thereof. For greater certainty and notwithstanding anything else set forth in this Agreement, Rights of Sellers in a Program are specifically and absolutely limited to only those Rights in a Program granted to Sellers pursuant to (and until the expiration of) the applicable Conveying Rights Agreement and subject to any Existing Licenses only until the expiration or termination of such Existing License as applicable; provided, however, that any Rights acquired by Buyer shall only be limited by an Existing License until the expiration or earlier termination of the Existing License, and thereafter such Rights shall be free and clear of any limitations set forth under the expired or terminated Existing License.

“Royalties” shall have the meaning set forth in Section 7.2(c).

“Seller” or “Sellers” shall have the meaning set forth in the Preamble.

“Seller Indemnitees” shall have the meaning set forth in Section 8.1.

“Service Marks” shall mean statutory and common law service marks and the goodwill of the business associated with the service marks, and the right to sue and recover for past infringements, dilution, and other violations.

“Short-Form Assignments” shall mean those certain short-form assignments between a Seller and Buyer attached hereto as Exhibits C(1), C(2) and D.

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“Tax” or “Taxes” shall mean any taxes (international, state, local or otherwise) and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, VAT, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest or penalties, additions to tax or additional amounts proposed, claimed or assessed with respect thereto.

“Tax Returns” shall mean all returns, reports, estimates, declarations, claims for refund or information returns required to be filed in connection with any Taxes, including without limitation, any schedule thereto, and any amendment or supplement thereof.

“Territories” shall mean the territories for which one or both Sellers have Distribution Rights in a Program, pursuant to and in accordance with the terms of its Conveying Rights Agreements.

“Third Party Rights” shall mean all obligations of one or both Sellers or a Conveying Rights Holder with respect to: (i) Participations; (ii) Residuals; (iii) Royalties and (iv) contractual rights of talent, third party financers of the Programs and other personnel associated with the production of the Programs.

“Threshold” shall have the meaning set forth in Section 8.2.

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*Contains third party information

“Trademarks” shall mean statutory and common law trademarks and the goodwill of the business associated with the trademarks, and the right to sue and recover for past infringements, dilution, and other violations.

“Trade Names” shall mean statutory and common law trade names and the goodwill of the business associated with the trade names, and the right to sue and recover for past infringements, dilution, and other violations.

“Transaction” shall have the meaning set forth in the Recitals.

“Transaction Documents” shall have the meaning set forth in Section 9.7.

1.2        Accounting Terms. Any accounting terms used in this Agreement, unless otherwise specifically provided, have the meanings customarily given them in accordance with United States generally accepted accounting principles (“GAAP”) and all financial computations hereunder or thereunder shall, unless otherwise specifically provided, be computed in accordance with GAAP consistently applied.

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ARTICLE II.

Purchase and Sale

Section 2.1 Acquired Assets. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing, Sellers shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to Buyer, and Buyer shall purchase from Sellers all of Sellers’ right, title and interest in and to the following assets, free and clear of all Encumbrances except Permitted Encumbrances (together with the Additional Elements set forth in Section 2.2 collectively, the “Acquired Assets”):

(a)          All Rights of Sellers in the Echo Bridge Distribution Rights and the Cinetel Assets and all of Sellers’ right, title and interest in and to the PM Assets (collectively the “Non-Alliance Programs” identified in Schedule 2.1(a));

(b)          All Rights of Sellers in the Alliance Rights with respect to the Programs set forth in Schedule 2.1(b) (the “Alliance Programs”);

(c)          All Rights of Sellers in the Epitome Programs set forth in Schedule 2.1(c); and

(d)          All contracts relating to the foregoing, which shall include all schedules, annexes, exhibits, addenda, supplements, amendments or other modifications or related documentation included with such contracts but specifically excluding the Existing Licenses.

Section 2.2 Additional Elements. For no additional consideration, Sellers hereby assign, transfer, convey and deliver, or cause to be assigned, transferred, conveyed and delivered, to Buyer all of Sellers’ right, title and interest in and to the following appurtenant assets, free and clear of all Encumbrances:

(a)          Elements; and

(b)          All other deliverables set forth in Section 7.3.

Section 2.3 Excluded Assets. The Acquired Assets shall not include (and Sellers shall retain all rights in) the following assets (the “Excluded Assets”):

(a)          Any programs not listed in Schedules 2.1(a) through 2.1(c);

(b)          All accounts receivable of Sellers, including without limitation the Accounts Receivable;

(c)          Any accounts payable of Sellers (other than any accounts payable that are specifically included as Assumed Liabilities); and

(d)          Any cash, cash equivalents, banks deposits or similar cash items of Seller.

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(e)          Any rights or obligations under the Existing Licenses (except as specifically set forth in the Assumed Liabilities below).

Section 2.4 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall assume and shall agree to pay, perform and discharge only the following Liabilities (the “Assumed Liabilities”):

(a)          Liabilities arising after the Closing Date under the Conveying Rights Agreements related to the Acquired Assets solely to the extent such Liabilities do not relate to or arise from, or are not otherwise caused by, Seller’s acts or omissions on or before the Closing Date;

(b)          Liabilities arising after the Closing Date under the Material Contracts relating to the Acquired Assets solely to the extent such Liabilities do not relate to or arise from, or are not otherwise caused by, Seller’s acts or omissions on or before the Closing Date; provided that the foregoing shall exclude, and Buyer in no way shall assume, any Liabilities arising at any time under the Existing Licenses except that Buyer agrees to be bound and adhere to the exclusive rights as granted in the Existing Licenses summarized in the Availability Report and the IRIGHTS Data; and

(c)          Liabilities related in any way to the Exploitation of the Programs by Buyer or its Affiliates after the Closing Date.

Section 2.5 Excluded Liabilities. Except as otherwise provided for in this Agreement, Sellers shall retain, and shall be responsible for paying, performing and discharging when due, and Buyer shall not assume or have any responsibility for, any other Liability relating to Sellers, the Acquired Assets, or the Excluded Assets other than the Assumed Liabilities (the “Excluded Liabilities”). The Excluded Liabilities shall include:

(a)          All Liabilities relating to or arising from the use or other Exploitation of the Acquired Assets on or before the Closing Date;

(b)          Any Liability of a Seller for Taxes relating to the use of the Acquired Assets on or before the Closing Date;

(c)          Any Liabilities for unpaid Taxes of any Person under Treasury Reg. §1.1502-6 (or any similar provision of state, local, or non-United States law) as a transferee or successor, by contract or otherwise, for Taxes attributable to periods before the Closing Date;

(d)          All Liabilities of Sellers relating to borrowed money or in respect of any other long-term indebtedness, including indebtedness under any bank lines of credit or bank credit agreements;

(e)          Any Liabilities relating to or arising from the Reserved DVD Rights as set forth in Section 7.1(g) hereof and the Exploitation thereof;

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XX         XXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXX XXXXXXXX

* Contains commercially sensitive liability information

(g)          All Liabilities related to or arising from the Purchase Price being deemed an advance or royalty or minimum guarantee against any Participation or otherwise recoupable related to any Participation; and

(h)          All Liabilities relating to or arising from the Excluded Assets.

Section 2.6 Purchase Price. The purchase price for the Acquired Assets shall be the sum of twelve million USD ($12,000,000) (the “Purchase Price”). For absolute clarity,

XX         XXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXXX

XX         XXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX X

XX         XXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXX

*Contains commercially sensitive purchase price information

Section 2.7 Completion of Transfers.

(a)          The entire beneficial interest in and to, and the risk of loss with respect to, the Acquired Assets and the Assumed Liabilities, shall, regardless of when legal title thereto shall be transferred to Buyer, pass to Buyer as of the Closing Date. All operations with respect to the Acquired Assets and Assumed Liabilities, once the Closing has occurred, shall be for the account of Buyer, and all operations prior thereto shall be for the account of Sellers.

(b)          In the event that the legal interest in any of the Acquired Assets to be sold, conveyed, transferred, assigned or delivered pursuant to this Agreement, or any claim, right or benefit arising thereunder or resulting therefrom cannot be sold, conveyed, transferred, assigned or delivered hereunder as of the Closing Date because any waiting or notice period has not expired or any consents or approvals required for such transfer have not been obtained or waived, then the legal interest in such Acquired Assets shall not be sold, conveyed, transferred, assigned or delivered unless and until such waiting or notice period shall have expired or until approval, consent or waiver thereof is obtained. Sellers shall, at their expense, and Buyer shall, at its expense, use commercially reasonable efforts to cooperate in obtaining such consents or approvals as may be necessary to complete such transfers as soon as practicable. Nothing in this Agreement shall be construed as an attempt to assign to Buyer any legal interest in any of the Acquired Assets which, as a matter of law or by the terms of any legally binding contract to which a Seller is subject, is not assignable without the consent of any other Person, unless such consent shall have been given or the Parties agree to forego any request for such consent, if permissible.

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(c)          Pending the assignments, conveyances and transfers referred to in Section 2.7(b), Sellers shall hold any such non-assigned Acquired Assets for the benefit and at the risk of Buyer and shall cooperate with Buyer in any lawful and reasonable arrangements designed to provide the benefits of ownership thereof to Buyer.

(d)          If the Parties are unable to secure the approvals, consents or waivers as identified on Schedule 5.3(a) herein within the prescribed period as more fully outlined in Article III hereto, all beneficial interest in and to, and the risk of loss with respect to and legal title thereto shall be automatically transferred back to the applicable Seller.

XX         XXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXX

*Contains commercially sensitive information regarding post-closing consents

ARTICLE III.
The Closing

Section 3.1 Time and Place of the Closing. The closing of the sale of the Acquired Assets contemplated by this Agreement (the “Closing”) will take place simultaneously with the execution and delivery of this Agreement at the offices of Sellers or at such other place or time as the Parties may agree. The date on which the Purchase Price is received by Sellers as contemplated below is hereinafter referred to as the “Closing Date” which shall be not later than November 13, 2014.

Section 3.2 Payment of the Consideration. An amount equal to the Purchase Price less the Escrow Amount shall be paid by Buyer to Sellers by wire transfer of immediately available funds on the Closing Date to an account or accounts designated in writing by Sellers prior to the Closing Date. An amount equal to XXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX (the “Escrow Amount”) shall be delivered to the Escrow Agent by wire transfer of immediately available funds on the Closing Date. The Escrow Amount includes XXXXX for Sellers portion of the Escrow Agent fees.

*Contains commercially sensitive escrow amounts

Section 3.3 Escrow.

(a)          The Escrow Amount shall be distributed in accordance with this Agreement and the terms of an Escrow Agreement among Echo Bridge, Buyer and UMB Bank, N.A. (the “Escrow Agent”), the form of which is attached to this Agreement as Exhibit B (the “Escrow Agreement”) to satisfy any and all claims made by Buyer or any other Buyer Indemnitee against Sellers pursuant to Article VIII of this Agreement. The Escrow Amount, as adjusted from time to time, together with any interest earned thereon, shall be referred to as the “Escrow Fund.”

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(b)          The Escrow Fund shall be distributed by the Escrow Agent in accordance with Article VIII of this Agreement and the Escrow Agreement. If there is a conflict between the terms of this Agreement and the Escrow Agreement, the terms of the Escrow Agreement shall control.

ARTICLE IV.

Conditions Precedent and Closing Deliveries

Section 4.1 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Transaction contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)          The representations and warranties of Sellers contained in this Agreement, the other Transaction Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any Fundamental Representations or any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect).

(b)          Sellers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Sellers shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c)          No Legal Proceeding shall have been commenced against Buyer or Sellers, which would prevent the Closing. No Order shall have been issued by any Governmental Authority, and be in effect, which has the effect of making the Transaction contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of this Transaction or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(d)          Except for Permitted Encumbrances, Sellers shall have obtained and delivered to Buyer a release and discharge of all Encumbrances on the Acquired Assets, including without limitation from the lender parties in respect of the JP Morgan Security Interest and the BHC Security Interest in forms reasonably satisfactory to Buyer, which releases and discharges Alliance and all of the Acquired Assets at the time of Closing. The forms set forth in Exhibits F(1) and F(2) are hereby approved by Buyer.

(e)          Simultaneously with the execution of this Agreement, Sellers shall execute and deliver the Short-Form Assignments attached hereto as Exhibits C(1) and C(2) and Exhibit D transferring the Acquired Assets identified thereon to Buyer.

(f)          Sellers shall deliver the Lab Access Letter in the form attached hereto as Exhibit E. For clarity, Buyer acknowledges that any lab signatures on the Lab Access Letter will be obtained as soon as reasonably practicable after the Closing Date, but in no event later than 21 days after the Closing Date.

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(g)          All approvals, consents and waivers that are listed on Schedule 5.3 shall have been received, and executed counterparts thereof shall have been delivered to Buyer at or prior to the Closing.

(h)          The Transaction Documents shall have been executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to Buyer.

(i)           Echo Bridge shall provide Buyer evidence of termination of the Parent Sales Agent Agreement effective on or before the Closing. Buyer acknowledges receipt of such evidence.

(j)           Sellers shall have delivered to Buyer good standing certificates (or their equivalent) for each Seller from the secretary of state or similar Governmental Authority of the jurisdictions under the Laws in which each Seller is organized and in which each Seller is qualified to do business as a foreign limited liability company.

(k)          Sellers shall have delivered to Buyer the Escrow Agreement duly executed by Echo Bridge.

(l)           Buyer shall have received consent to the Transaction contemplated hereby from the bank syndicate under its credit facility with the Royal Bank of Canada.

(m)         Sellers shall have delivered to Buyer true and complete copies of all Material Contracts (including all modifications, amendments and supplements thereto and waivers thereunder).

(n)          Each Seller shall have delivered to Buyer a certificate of its Secretary (or similar officer) certifying as to its organizational documents, resolutions of its managers/board of managers and members approving this Agreement and the Transaction, and the incumbency of the authorized signatory(ies) of the Transaction Documents.

(o)          Sellers shall have delivered to Buyer such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the Transaction.

Section 4.2 Conditions to Obligations of Sellers. The obligations of Sellers to consummate the Transaction contemplated by this Agreement shall be subject to the fulfillment or Sellers’ waiver, at or prior to the Closing, of each of the following conditions:

(a)          The representations and warranties of Buyer contained in this Agreement, the other Transaction Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any representation or warranty not qualified by materiality).

(b)          Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Buyer shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

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(c)          No Legal Proceeding shall have been commenced against Buyer or Sellers, which would prevent the Closing. No Order shall have been issued by any Governmental Authority, and be in effect, which has the effect of making the Transaction contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of this Transaction or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(d)          All approvals, consents and waivers that are listed in Schedule 6.3 shall have been received, and executed counterparts thereof shall have been delivered to Sellers at or prior to the Closing.

(e)          The Transaction Documents shall have been duly executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to Sellers.

(f)          Buyer shall deliver the union and guild assumption agreements with respect to the Programs in the forms attached hereto as Exhibits G(1)(a) through G(7) countersigned by Buyer. As soon as reasonably practicable after Closing, Buyer shall deliver copies of Exhibits G(1)(a) thought G(7) to the respective guilds for execution and delivery by the respective guilds.

(g)          Buyer shall have delivered cash in an amount equal to the Purchase Price plus the Escrow Amount by wire transfer in immediately available funds in accordance with Article III hereto.

(h)          Buyer shall have delivered to Sellers a certificate of its Secretary (or similar officer) certifying as to its organizational documents, resolutions of its board of directors approving this Agreement and the Transaction, and the incumbency of the authorized signatory(ies) of the Transaction Documents.

(i)          Buyer shall have delivered to Sellers such other documents or instruments as Sellers reasonably request and are reasonably necessary to consummate the Transaction.

ARTICLE V.

Representations and Warranties of Sellers

Each Seller jointly and severally represents and warrants to Buyer as follows:

Section 5.1 Organization; Qualification. Echo Bridge is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware, and is duly qualified to do intrastate business as a foreign limited liability company and is in good standing in California and Massachusetts. Alliance is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware. Each Seller has all requisite limited liability company power and authority to carry on its business as it has been and is currently conducted, to dispose of the Acquired Assets and to consummate the Transaction contemplated by this Agreement.

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Section 5.2 Authority Relative to this Agreement; Enforceability. Each Seller has all necessary power and authority to execute and deliver this Agreement and to consummate the Transaction contemplated hereby. This Agreement has been duly and validly executed and delivered by each Seller, and constitutes the valid and binding agreement of each Seller, enforceable against each Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and general equitable principles (whether considered in a proceeding at law or in equity).

Section 5.3 Consents and Approvals; No Violation. The execution, delivery and performance by each Seller of this Agreement, the other Transaction Documents, and the consummation of the Transaction contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any of the organizational documents of Sellers, (b) except (i) as set forth on Schedule 5.3 or the Contingent Programs set forth on Schedule 5.3(a) or (ii) in the instance not involving an Conveying Rights Agreement, so as not to expect to have a Material Adverse Effect on the Acquired Assets, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any contract to which a Seller is a party or by which a Seller is bound or to which any of their respective properties and assets are subject (including any Material Contract) or any permit affecting the Acquired Assets; (c) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Sellers; or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any of the Acquired Assets.

(a)          Schedule 5.3(a) identifies those Programs whereby the Conveying Rights Agreement requires consent or other action by, or the giving of notice to, the Conveying Rights Holder (the “Contingent Programs”).

(b)          No consent, approval, permit, Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Sellers in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Transaction contemplated hereby and thereby.

(c)          The Transaction does not constitute a sale, transfer or pledge, mortgage or other disposition of all or substantially all of the property or assets of Echo Bridge, or any merger or reorganization of Echo Bridge with or into any other entity and does not trigger any approval rights by the members of Echo Bridge.

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Section 5.4 Representations Regarding Rights.

(a)          Schedules 2.1(a)-2.1(c) are true and complete list of all Programs, including the name of each such Program (including to Sellers’ Knowledge, all “a/k/a” titles), whether the Program is an Echo Bridge Distribution Right, a PM Asset, a Cinetel Asset or an Alliance Asset (including whether it is an Epitome Program), if applicable, whether Sellers own the Copyright to such Program at Closing. Schedule 2.1(d) is to Sellers Knowledge a complete list of the expiration dates (if any) to the Conveying Rights Agreements.

(i)  If Echo Bridge is identified as the Copyright holder to a Program on Schedule 2.1(a), Sellers represent and warrant that, subject to any Existing License, Echo Bridge holds the Creative Property Rights, Distribution Rights, and Other Intellectual Property Rights related to such Programs. If Echo Bridge is not identified as the Copyright holder to a Program on Schedule 2.1(a), Sellers represent and warrant that, subject to any Existing License, Sellers hold the Distribution Rights related to such Programs.

(ii)  Schedule 5.4(a)(2) is a true and complete copy of the latest Producer Reports for those Programs that Echo Bridge is not identified as the Copyright holder on Schedules 2.1(a), 2.1(b) and 2.1(c). Each such Producer Report indicates the Conveying Rights Holder or other party to which the Producer Reports are provided.

(iii)  Schedule 5.4(a)(3) is a true and complete list of all Conveying Rights Agreements to which a Seller is a party, by which it is bound, or pursuant to or through which it procures any rights.

(b)          Sellers represent and warrant that (i) to Sellers’ Knowledge, all minimum guarantee payments due to a Conveying Rights Holder prior to April 30, 2008 with respect to the Alliance Programs have been paid, (ii) all minimum guarantee payments due to a Conveying Rights Holder after to April 30, 2008 with respect to the Alliance Programs have been paid, (iii) any other minimum guarantee payments due to a Conveying Rights Holder with respect to the other Programs have been paid; and (iv) no such minimum guarantee payments are due after the Closing Date to a Conveying Rights Holder that a Seller or its predecessors in interest, as of the time of Closing, are obligated to make.

(c)          Schedule 5.4(c) is a materially true and complete “Availability Report” of the Programs as of October 10, 2014 from the IRIGHTS Database sorted by Program and Territory along with a description of the specified Media and includes the acquisition availability/last sale end dates and the sold to expiration date for those Programs currently under an Existing License for the major Territories identified therein and for electronic sell thru (EST), video, premium pay TV, pay TV, basic TV, free TV, subscription VOD, transactional VOD, free VOD and ad-supported VOD rights.

(i)  The Availability Report accurately sets forth all Existing Licenses with respect to each Program. Sellers have provided, or within ten (10) Business Days of the Closing Date, Sellers shall provide, to Buyer electronic copies of all Conveying Rights Agreements and Existing Licenses that materially conform to or otherwise materially support the Availability Report in a reasonably organized and searchable format.

(ii)  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXX

* third party information

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(iii) Seller shall retain the benefits, rights and obligations under the Existing Licenses until the expiration of such Existing Licenses pursuant to the terms therein, other than the reversion of Rights to Buyer upon expiration of the Existing Licenses, as contemplated in the definition of “Rights” in Section 1.1.

(d)          Schedule 5.4(d) is a materially true and complete list, of: (1) all Residual obligations with respect to the Programs, including the unions or guilds to whom Residual obligations exist, a description of the Residual obligation, and (2) except for those set forth in the applicable Conveying Rights Agreements, to Sellers’ Knowledge all other Third Party Rights obligations of Sellers with respect to the Programs, including the party to whom the Third Party Rights obligations exist, a description of the Third Party Rights obligation, any related contracts and the applicable Program.

(e)          Except those Film and Video Elements identified and attached as part of a Lab Access Letter applicable thereto, to Sellers’ Knowledge, Schedule 5.4(e)(1) is a true and complete inventory of all Film and Video Elements including the location thereof as of the Closing Date. To each Sellers’ Knowledge, all Film and Video Elements are stored and maintained directly by a Seller, or on its behalf, in film storage facilities or in film laboratories in accordance with recognized major motion picture studio standards for the use and preservation of such materials, and to the extent any such Film and Video Elements are not owned completely or directly by a Seller, Buyer shall have customary access sufficient to Exploit such Film and Video Elements in the manner currently Exploited by a Seller. Notwithstanding the foregoing, Schedule 5.4(e)(2) is a list of Programs for which a Seller has no Film and Video Elements.

(f)          Sellers own, control and possess good and marketable title to the Rights set forth in the Conveying Rights Agreements for each Program, free and clear of all Encumbrances and restrictions (except the Permitted Encumbrances), and Buyer shall acquire at the Closing good and marketable title free and clear of all Encumbrances and restrictions (except the Permitted Encumbrances and Existing Licenses) all such Rights to the Acquired Assets. Except for Existing Licenses, no Person other than Sellers directly or indirectly owns, controls or possesses, or has any right to acquire, any interest in any Acquired Assets or such Rights, other than Third Party Rights and other than as specifically set forth in the Conveying Rights Agreements. The Rights constitute all rights necessary or required to be owned, controlled or possessed by Sellers in order to operate, carry on and conduct its business as presently conducted by Sellers in connection with their respective Exploitation of the Acquired Assets. Consistent with the present use by Sellers, following the Closing, Buyer or its Affiliate shall have the right to use, display and Exploit any and all Marks contained in the Programs, as part of and as used in the Programs, or as authorized by and in accordance with the applicable Conveying Rights Agreement.

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(g)          There are no existing or to Sellers’ Knowledge threatened claims that (i) a Seller has infringed upon or misappropriated, and/or is infringing upon or misappropriating, the Rights, technology or other rights (including, without limitation, statutory, common law, contractual and/or other property rights, intellectual or otherwise) of any Person. To Sellers’ Knowledge, none of the Programs, Rights, Elements, and/or other rights of the Programs, contain, comprise or are otherwise based upon or derived from, in whole or in part, any matter or material of any kind or nature which, and none of the Programs (or any parts or titles thereof, excluding titles of individual episodes of Programs, or any materials contained therein or synchronized therewith), Rights, Elements and/or Other Intellectual Property Rights directly or indirectly, infringe upon, are misappropriated from, or otherwise violate, the Rights, technology or other rights (including, without limitation, statutory, common law, contractual and/or other property rights) of any Person or slander or libel any Person, and to Sellers’ Knowledge, there are no infringements by any Person of any Program, Rights, Elements and/or other rights owned or licensed by Sellers and which could reasonably be expected to have a Material Adverse Effect.

(h)          Reserved.

(i)           With respect to each Program, Sellers have timely paid or performed, as applicable, prior to Closing or will have timely paid or performed, but in any event within thirty (30) days following the Closing, and in any event so as not to interfere with Buyer’s Exploitation of the Acquired Assets, the following: (1) all Residuals and other amounts due and payable by or on behalf of such parties, if any, under all applicable collective bargaining agreements with any union or guild or any other similar contract by reason of any television re-runs or theatrical, home video, television or other exhibitions or exploitations prior to the Closing Date; and (2) all non-monetary obligations required to be performed or fulfilled by Sellers. No Participation with respect to any Program is subject to acceleration in any manner whatsoever as a result or by reason of the Transaction.

(j)           Notwithstanding anything to the contrary herein, Sellers make no representation or warranty as to whether any of the Acquired Assets may be exploited without payment of Royalties by Buyer.

Section 5.5 Contracts.

(a)          Schedule 5.5(a)(i)-(vii) sets forth a true and complete list of each of the following contracts relating to the Acquired Assets or by which the Acquired Assets are bound (together with all contracts listed on Schedules 5.4(a)(3) and 5.4(c), the “Material Contracts”):

(i)  Each contract that if terminated would by itself have a Material Adverse Effect;

(ii)  Except with respect to Third Party Rights, any indebtedness related to an Acquired Asset;

(iii)  Each contract that establishes any (X) joint venture; (Y) partnership; or (Z) except for a Conveying Rights Agreement or Existing License, sharing of profits, losses, costs, Taxes or other Liabilities with any Person; and

(iv)  Each contract that is material (e.g. if terminated would by itself have a Material Adverse Effect) that would require the consent of any third party in connection with the execution or performance of this Agreement or the consummation of the Transaction contemplated hereby;

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(v) Each material contract with any Governmental Authority;

XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX; or

* third party information

(vii) Except for (Y) an Existing License entered in the ordinary course and (Z) a Conveying Rights Agreement related to the Alliance Programs, each contract entered into with respect to one or more Programs granting to any third party any exclusive rights, “most favored nation” rights, rights of refusal or rights of first negotiation to distribute (other than with respect to discrete licenses for a Program entered into in the ordinary course of business), develop, green-light or produce any productions that are derivative of any of the Programs (or any derivative work based in whole or in part thereon) to which a Seller holds any such rights.

(b)        Each Material Contract is valid and binding on each Seller that is a party thereto in accordance with its terms and is in full force and effect. No Seller or, to Sellers’ Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. True and complete copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer.

Section 5.6 Legal Proceedings. Except as set forth on Schedule 5.6, there is no Legal Proceeding in progress, pending or, to the Sellers’ Knowledge, threatened against a Seller relating to the Acquired Assets or (b) against or by a Seller or any Affiliate of a Seller that challenges or seeks to prevent, enjoin or otherwise delay the Transaction contemplated by this Agreement, nor is there any factual or legal basis on which any such Legal Proceeding might be commenced. To Sellers’ Knowledge no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Legal Proceeding. There is no Order outstanding against or affecting the Acquire Assets.

Section 5.7 Compliance with Laws; Permits. Sellers have complied, and are now complying, with all Laws applicable to them or their business, properties or assets. No permits are required for Sellers to conduct their business.

Section 5.8 Undisclosed Liabilities. Except as set forth on Schedule 5.8, with respect to the Acquired Assets, there are no Liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, except those (a) which have been incurred in the ordinary course of business consistent with past practice; or (b) which are not, individually or in the aggregate, material in amount and do not have a Material Adverse Effect.

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Section 5.9 Brokers. No broker, finder or other Person is entitled to any brokerage fees, commissions or finder’s fees in connection with the transaction contemplated hereby by reason of any action taken by Sellers.

Section 5.10 Employees; Labor Matters; Benefits. Alliance does not presently have, and has not previously had, any employees. There is not currently, nor has there been in the past five years, any internal investigation of any charge or complaint by any employee of Echo Bridge alleging harassment, discrimination or other employment conduct which could give rise to any Liability creating a lien on any of the Acquired Assets. With respect to the Transaction, any notice required under any law or collective bargaining agreement has been given, and all bargaining obligations with any employee representative have been, or prior to the Closing Date will be, satisfied. Since its inception, neither Seller has implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state, or local law, regulation, or ordinance (collectively, the “WARN Act”), and the Closing of the Transaction does not implicate the WARN Act. No amounts due to or in respect of any of the employees of Echo Bridge are in arrears or unpaid. Echo Bridge will remain responsible for all accrued but unpaid salaries, wages, bonuses, incentive compensation and vacation and sick pay and all other payroll items (including deferred compensation) in respect of its employees, and any and all retention, termination, severance, change in control or other similar compensation or benefits which are or may become payable at any time before the Closing Date. Buyer will not assume any assets, liabilities or responsibilities to employees of Echo Bridge or under any Employee Benefit Plan (defined below) of Echo Bridge. From and after the Closing Date, Echo Bridge will remain solely responsible for any and all liabilities in respect of its employees relating to or arising in connection with or as a result of (i) the employment or the actual or constructive termination of employment of any such employee by Echo Bridge (including in connection with the consummation of the transactions contemplated by this Agreement); (ii) the participation in, accrual of benefits or compensation under or the failure to participate in or to accrue compensation or benefits under, any Employee Benefit Plan of Echo Bridge; and (iii) costs and expenses incurred in respect of employee health and medical benefits. “Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) and any other employee benefit plan, program or arrangement of any kind.

Section 5.11 Tax. Sellers have paid all Taxes, the non-payment of which would (1) give rise to a lien in the amount of such Taxes with respect to the Acquired Assets or (2) result in Buyer becoming liable in the amount of such Taxes or such other amount under any successor liability or transferee liability statute of applicable Law.

Section 5.12 Full Disclosure. No representation or warranty by Sellers in this Agreement and no statement contained in the Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

Section 5.13 Limitations.        XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX

*Contains commercially sensitive information

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Section 5.14 Disclaimers. XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXXXXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX

*Contains commercially sensitive information

ARTICLE VI.

Representations and Warranties of Buyer

Buyer represents and warrants to Sellers as follows:

Section 6.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Canada and has all requisite organizational power and authority to own, lease and operate its properties and to carry on its business as is now being conducted.

Section 6.2 Authority Relative to this Agreement; Enforceability. Buyer has all necessary power and authority to execute and deliver this Agreement and to consummate the Transaction contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and general equitable principles (whether considered in a proceeding at law or in equity).

Section 6.3 Consents and Approvals; No Violation. Upon consent to the Transaction by the bank syndicate under Buyer’s credit facility with the Royal Bank of Canada, the execution, delivery and performance by Buyer of this Agreement will not violate the organizational documents of Buyer, or any agreement to which Buyer is a party nor constitute a material violation of any applicable law binding upon Buyer.

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Section 6.4 Brokers. No broker, finder or other Person is entitled to any brokerage fees, commissions or finder’s fees in connection with the transaction contemplated hereby by reason of any action taken by Buyer.

Section 6.5 Legal Proceedings. No Legal Proceeding is pending or to the Knowledge of Buyer, threatened against Buyer relating to or which could reasonably be expected to interfere with or adversely affect the consummation by Buyer of the Transaction.

Section 6.6 Independent Evaluation. XXXXX XXXXX XXXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX

*Contains commercially sensitive information regarding conduct of due diligence

ARTICLE VII.

Covenants of the Parties

Section 7.1 Covenants Regarding Distribution Rights.

(a)         Reserved.

(b)         Reserved.

(c)         Library Income. Except for the Accounts Receivable and the cash or other receipts, re-use fees, royalties, license fees, overages, credits or other such payments received or due or credited based on Existing Licenses, Buyer shall have the exclusive right to receive and retain all income and revenues or other cash due as a result of the exercise of Distribution Rights on and following the Closing Date, including, without limitation, cash or other receipts, re-use fees, royalties, license fees, overages, credits or other such payments received or due or credited on or after the Closing Date based on licenses, sublicenses or other grants or exercise of Rights made by (e.g., signed by) any Party hereto after the Closing Date (collectively, the “Post-Closing Library Revenue”). Sellers shall have the exclusive right to receive and/or retain all income and revenues or other cash due as a result of the exercise of Rights prior to the Closing Date, including without limitation cash or other receipts, re-use fees, royalties, license fees, overages, credits or other such payments received or due or credited (i) before the Closing Date; and (ii) based on an Existing License before or after the Closing Date (iii) plus the Accounts Receivable (“Pre-Closing Library Revenue”).

(d)        Trademarks. Consistent with the present use by Sellers, following the Closing, Buyer or its Affiliate shall have the right to use, display and Exploit any and all Trademarks, Copyright notices, names, images and logos (collectively “Marks”) contained in the Programs, as part of and as used in the Programs, or as authorized by and in accordance with the applicable Conveying Rights Agreement. Buyer acknowledges that it shall not have any right hereunder to use, display or Exploit the Marks (including without limitation the Licensed Trademarks licensed pursuant to the TM License) in any form apart from their use in Programs.

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(e)          Files and Records. In addition to the deliveries of Elements (as defined below) pursuant to Section 7.3 below, Sellers agree to provide Buyer on the Closing Date access to the IRIGHTS Data and access to, or originals or copies of, hard copy documents to the extent such documents are related to the Acquired Assets transferred under this Agreement (“Library Documents”). Buyer acknowledges that the IRIGHTS Database and any related programming are owned by third party Gray Matter LLC and licensed by Sellers under a separate agreement and any access shall be subject to Sellers’ license to such IRIGHTS Database and any limitations therein. To the extent such Library Documents are not in the possession or control of Sellers on the Closing Date, as follows: (i) with respect to Library Documents evidencing the chain of title or other underlying rights in an Alliance Program, or Library Documents evidencing the production of an Alliance Program and the rights of parties involved therein, each Seller hereby transfers its rights to access such Library Documents pursuant to the Alliance Purchase Agreement; and (ii) with respect to other Library Documents in Sellers’ possession or control reasonably related to the distribution, marketing, sales and Exploitation of the Programs after the Closing Date, each Seller shall give Buyer originals or copies of such documents, and each Seller shall be entitled to make and retain copies of such documents; provided that each Seller shall hold confidential and not (x) use such copies and/or documents for its own benefit or for the benefit of any other Person (including without limitation for any competitive purpose) or (y) disclose such documents (or the terms thereof) to any other Person, except in either case for its own use or disclosure (I) in the ordinary course of collecting Pre-Closing Library Revenue or otherwise administering the distribution, marketing, sales and Exploitation of the Programs prior to the Closing Date or (II) in connection with a dispute among the Parties. Notwithstanding anything to the contrary contained herein, Buyer shall not be permitted access to or rely upon any Library Document regarding the financial or corporate operations of Sellers or each of their predecessors and/or their Affiliates. With respect to any Library Documents to which access is granted to Buyer pursuant to this Section 7.1(e), Sellers shall take all actions reasonably necessary or reasonably requested by Buyer to give notice to, and obtain any required consent of, any third party which must provide Buyer with such access, and any such notice shall be preapproved by Buyer (such approval not to be unreasonably withheld), and the Parties shall cooperate in good faith to ensure that Buyer obtains the access contemplated by this Section 7.1(e).

(f)          IRIGHTS Database and Transitional Arrangements. Without limiting any other rights of Buyer set forth herein, Sellers agree to ensure that Buyer will have full access and rights to use the IRIGHTS Data. Sellers shall cooperate to assist Buyer to gain full access to the IRIGHTS Database on and following the Closing Date provided that the costs under such IRIGHTS Database license agreement applicable to the time period commencing on and following the Closing Date shall be borne completely by Buyer. Sellers agree to provide, and to cause their employees to provide, for a period of thirty (30) days following the Closing Date, reasonable assistance to Buyer in respect of the use of the IRIGHTS Database and the transition by Buyer from administering the Distribution Rights using the IRIGHTS Database to any other rights management software employed by Buyer.

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(g)          DVD Rights Reserved by Seller. Schedule 7.1(g) identifies certain Programs to which Echo Bridge hereby reserves on behalf of its Affiliate Platinum Disc, LLC the limited non-exclusive right to continue exploitation of DVD Rights until the date indicated in Schedule 7.1(g) with respect to the United States and Canada as applicable (the “Reserved DVD Rights”). Echo Bridge shall be solely responsible for administering the Reserved DVD Rights, any Liabilities arising therefrom are expressly Excluded Liabilities, and Echo Bridge hereby covenants to comply with all terms and conditions under any agreement applicable to the Reserved DVD Rights and to satisfy in a timely fashion all obligations to any third party arising in connection with such Reserved DVD Rights or any applicable agreement related thereto. Without limiting anything else contained herein, Buyer shall have no liability with respect to the Reserved DVD Rights whatsoever, and Seller agrees to indemnify Buyer for any Losses incurred or suffered by Buyer arising in connection with the Reserved DVD Rights in accordance with the indemnification provisions set forth below.

(h)          Credits. Within ten (10) Business Days following the Closing Date, Sellers shall make available to Buyer all summaries of credit or approval requirements for the Programs in Sellers’ possession or control and Buyer shall or an Affiliate of Buyer shall comply with the requirements set forth in such summaries unless otherwise permitted in the Conveying Rights Agreement applicable to such Program. Buyer shall have the right to add a full screen animated corporate logo and accompanying music in the end titles of the Programs (the size and duration of which shall be similar to other end title credits). Provided that Buyer determines there is no legal restriction (including, without limitation, any CAVCO Guideline or other contractual requirement, or any restriction set forth in the credit requirement summary for the applicable production made available by Sellers hereunder, if any), Buyer or its Affiliate may add its full screen animated corporate logo and accompanying music in the main titles of any Program (the size and duration of which shall be similar to other presentation title credits). The use by Buyer or its Affiliate of any credit block or artwork delivered by Sellers to Buyer pursuant to this Agreement, provided that such credit block or artwork is used in the same manner and in connection with the same type of Exploitation as currently used by Sellers, shall be deemed to be in compliance with this Section. For avoidance of doubt, and by way of example only, the use of a credit block, as currently used on home video copies, shall be deemed to be in compliance pursuant to the preceding sentence if used on other home video copies, but not if used on merchandise tags.

Section 7.2 Payments; Statements.

(a)          Participations. As used herein, “Participations” shall mean all sums which a Seller or Buyer (as applicable after the Closing Date) is obligated to pay to the Conveying Rights Holder or its designee as producer’s or other licensor’s share of net receipts with respect to the exploitation of a Program. Sellers shall pay when due but not later than thirty (30) days following the Closing, and in any event so as not to interfere with Buyer’s Exploitation of the Acquired Assets, all Participations payable with respect to Pre-Closing Library Revenue. Buyer shall pay or cause one of its Affiliates to pay, when due all Participations payable with respect to Post-Closing Library Revenue. In the event the Conveying Rights Agreement for a Program does not expressly or fully set forth one or more aspects of the calculation of the Participation obligation therefor, such aspect(s) shall be determined by reference to the Producer Report prepared by Sellers and attached hereto as Schedule 5.4(a)(2). Participation obligations for a Program shall be subject to any minimum guarantee recoupment rights (if any) and the amount which is still not recouped as of the Closing Date shall be determined by reference to the final Producer Report (through the Closing Date) prepared by Sellers with respect to such Program. Following the Closing Date, Sellers and Buyer shall reasonably cooperate and reasonably coordinate with each other in order to assist Buyer or its Affiliate administratively in satisfying its Participation related payment and reporting obligations and pursuing any unrecouped or unsatisfied amounts.

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(b)          Residuals. As used herein, “Residuals” shall mean all amounts payable under applicable collective bargaining agreements by reason of the Exploitation of Distribution Rights in any Program or any part thereof which a Seller or Buyer (as applicable after the Closing Date) is obligated to pay Residuals payments. Sellers shall be responsible for the payment when due of all Residuals payable with respect to all Pre-Closing Library Revenue. Buyer or Buyer’s Affiliate shall be responsible for the payment when due of all Residuals payable with respect to Post-Closing Library Revenue

The execution or non-execution of any assumption agreement by any union or guild, shall not diminish or otherwise affect Buyer’s obligation and liability hereunder after the Closing Date or pursuant to the Conveying Rights Agreements with respect to Residuals payable by Buyer.

(c)          Royalties. As used herein, “Royalties” shall mean any payments due and actually payable to an unrelated third party in connection with (i) the use, performance or synchronization of music, including without limitation all music clearance licenses, and (ii) the use of audio visual clips, still images, or other visual works of limited duration included within a Program, in or with respect to the exercise of Distribution Rights in any Programs. As between Buyer and Sellers, Sellers shall be responsible for the payment when due of all Royalties payable with respect to Pre-Closing Library Revenue. As between Buyer and Sellers, Buyer or Buyer’s Affiliate shall be responsible for the payment when due of all Royalties payable with respect to Post-Closing Library Revenue.

(d)          Accounting Statements. Sellers shall prepare and provide to Buyer within two weeks after the date by which the next Producer Report must be delivered but in no event later than ninety (90) days after the Closing Date, Producer Reports reflective of Pre-Closing Library Revenue receipts actually received by Sellers up to the Closing Date.

Section 7.3 Delivery and Access.

(a)          Delivery. Sellers shall make “Delivery” to Buyer of each Program as indicated following the Closing Date. As used herein, “Delivery” shall mean:

(i) With respect to the film and video elements related to the Programs (“Film and Video Elements”), Delivery shall mean as applicable, within five (5) Business Days following the Closing Date (A) for those Film and Video Elements set forth in the inventory attached hereto as Schedule 5.4(e)(1), notice to the lab where such Film and Video Elements are located to transfer such Film and Video Elements into the name of Buyer on the Closing Date and (B) the provision of executed Lab Access Letters for each laboratory where such Film and Video Elements are housed in substantially the form of Exhibit E. In addition, with respect to any Film and Video Elements located at the Iron Mountain lab, Sellers covenant and agree that they shall take, or cause to be taken, as soon as possible, all reasonable action, and to do, or cause to be done, as soon as possible, all things reasonably necessary, proper or advisable in order to effectuate the purposes of this Section 7.3(a)(i), including the granting of access to such Film and Video Elements to Buyer. Buyer shall be responsible to create its own account or otherwise arrange for payment to the respective lab(s). Buyer’s failure to gain access due to Film and Video Elements for failure to create such accounts or make similar arrangement shall not be deemed a failure of Delivery or a breach of this Agreement by Seller.

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(ii) With respect to the supporting documentation and related materials for each Program including without limitation those materials related to the Programs currently stored on AACTV.com (“Material Delivery Elements”), for any such Material Delivery Elements Delivery shall mean delivery to Buyer of (A) electronic or other available copies of the Material Delivery Elements within ten (10) Business Days following the Closing Date; and/or (B) hard copies of all such Material Delivery Elements in Sellers’ possession within a reasonable period of time after the Closing Date.

(iii) With respect to the IRIGHTS Data, Delivery shall mean prompt access to the information related to the Acquired Assets for continued use or conversion to Buyer’s rights management software systems. Buyer will be responsible for all costs or fees related to Delivery including without limitation any costs of shipment of the Elements and the Material Delivery Elements. And as of the Closing Date, Buyer shall be responsible for continued use of the IRIGHTS Database, including without limitation any license fees for such use. Buyer’s failure to gain access to any Elements due to Buyer’s failure to pay such costs and fees shall not be deemed a failure of Delivery or a breach of this Agreement by Sellers.

(iv) Film and Video Elements and Material Delivery Elements are collectively referred to herein as “Elements”.

(v) Notwithstanding the foregoing, the inadvertent failure of Sellers to make Delivery of any Elements of a Program shall not be deemed to be a breach of this Agreement, provided that Sellers shall deliver such Element either (A) promptly upon discovery by Sellers of such inadvertent failure or (B) within 5 Business Days of receipt of a written request by Buyer identifying with specificity any Element that Buyer reasonably believes is in Sellers’ possession and control and provided further that such inadvertent failure of Sellers does not have a Material Adverse Effect. It is understood and agreed that Sellers will make Delivery of those Elements in its possession or control, including those versions of any Program in a language(s) other than the original language of such Program, but Sellers make no representation or warranty that they possess or control any Elements beyond those specifically identified on Schedule 5.4(e)(1).

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(b)          Other Deliverables. To the extent the same are not included within the Elements, Sellers will deliver (or will cause the delivery of) the following items to Buyer not later than thirty (30) Days following the Closing Date: (i) originals (where possible) or copies of all marketing materials and marketing fixed assets currently in the possession of Sellers for the Programs; (ii) all merchandising and licensing materials (i.e., products) for the Programs in the possession of Sellers (no matter where stored); (iii) copies of Residuals reports for the Programs made by Sellers to unions or guilds and Producer Reports made by Sellers to Conveying Rights Holders each since 2008; and (iv) copies of royalty or overage reports for the Programs sent to Sellers since 2008 by third party licensees, all of which (i)-(iv) shall be delivered electronically in a reasonably organized searchable format. Notwithstanding anything to the contrary in clauses (i) through (iv) of this Section, the inadvertent failure of Sellers to deliver any of the items referred to in said clauses (i) through (iv) shall not be deemed to be a breach of this Agreement, provided that Sellers shall deliver such items promptly upon discovery of such items by Sellers or if applicable, within 15 Business Days of receipt of a written request by Buyer and provided further that such inadvertent failure of Sellers does not have a Material Adverse Effect. Notwithstanding the foregoing, Sellers have provided or within ten (10) Business Days of the Closing Date, Sellers shall, provide to Buyer electronic copies of all Conveying Rights Agreements and Existing Licenses in a reasonably organized and searchable format.

(c)          Existing Licenses. Upon at least five (5) Business Days’ written notice to Buyer, Buyer shall cooperate and grant Sellers or any of its assigns, reasonable access to those Film and Video Elements as reasonably necessary to administer the Existing Licenses, provided that any costs incurred in connection with such access will be paid by Sellers.

Section 7.4 Mutual Covenants.

(a)          Neither Sellers nor Buyer will do, permit any of their Affiliates to do, or authorize any other party to do anything to impair the Copyright or Trademark protection of any Party or a Conveying Rights Holders.

(b)          Except to the extent Sellers are not permitted to do so under the applicable Conveying Rights Agreement or an Existing License, Buyer shall have the right, in its reasonable business discretion and at its sole cost and expense, to take any steps that it deems necessary to protect the Copyright of the Programs, its license to the Programs and any applicable Trademarks with respect to the Programs in the Territories applicable thereto, including where necessary filing registration documents on behalf of the intellectual property owner(s) and/or taking legal action against infringing parties. If applicable and for a reasonable amount of time after the Closing Date, Sellers agree that they will use their commercially reasonable efforts in assisting Buyer with respect to any such action.

Section 7.5 Further Assurances. Subject to the terms and conditions of this Agreement, each of the Parties will use its commercially reasonable efforts to take, or cause to be taken, as soon as possible, all action, and to do, or cause to be done, as soon as possible, all things necessary, proper or advisable under applicable laws and regulations to effectuate the terms and conditions of this Agreement but such efforts shall not extend or otherwise expand the obligations of such Party hereunder. Without limiting the generality of Sections 7.4(b) or this Section 7.5, Sellers agree to take, execute and deliver or cause to be taken, executed and delivered all actions instruments, documents or agreements which are reasonably necessary or advisable, as determined by Buyer in its good faith discretion, in order to file and record assignments transferring the Acquired Assets to Buyer in jurisdictions in which the Short-Form Assignments will not be accepted, processed and/or recorded by the applicable Governmental Authority. Upon the written request by Buyer to Sellers, Sellers shall reasonably cooperate to assist Buyer in obtaining use of the Licensed Trademarks.

Section 7.6 Public Statements and Confidentiality. The Parties agree that except as may be required by Law or applicable securities exchange requirements or listing rules,

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(a)          Neither Sellers nor Buyer or their respective Affiliates shall (i) make or issue any press release, public announcement, statement or other disclosure with respect to the Transaction or in any way relating to this Agreement or the Transaction contemplated hereby; (ii) issue any such press release, public announcement, statement or other disclosure, in either case, without the other Party’s prior written consent, such consent not to be unreasonably withheld; provided, however, that after consultation with Sellers, Buyer or its Affiliate shall have sole discretion regarding the content of any press release, public announcement, statement or other disclosure to be made by Buyer or its Affiliate.

(b)          Each Party agrees that it will not disclose to any third parties (except such Party’s legal or financial advisors, all of whom shall also agree to be bound by the terms of this section) the terms of this Agreement or any information concerning the business of the other Party exchanged in connection with this Agreement. Notwithstanding the foregoing, Buyer may disclose the terms of this Agreement if it is necessary or advisable in connection with enforcing any rights obtained under this Agreement or any other agreement entered into in connection therewith, or to the extent that disclosure is necessary or advisable in order to comply with any applicable securities or other Laws.

Section 7.7 Insurance.  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXX XXX XXXXXX XXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXX XXXXXX XXXXX XXXXX XXXXX XXXXXX XXXX XXXXX XXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXXXXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX

*Contains commercially sensitive insurance limits

Section 7.8 Tax Matters.

(a)          Transfer Taxes. Each Party shall bear its own transfer, documentary, sales, use, value-added, gross receipts, stamp, occupation, property, ad valorem, excise, registration or other similar transfer Taxes which are incurred or suffered in connection with the transfer and sale of the Acquired Assets and Assumed Liabilities, as contemplated by the terms of this Agreement, including, without limitation, all recording or filing fees, notarial fees and other similar costs of Closing, that may be imposed, payable, collectible or incurred (“Transfer Taxes”). Buyer and Sellers shall cooperate with each other in the provision of any information or preparation of any documentation or Tax Returns related to such Transfer Taxes. Buyer and Sellers agree to use commercially reasonable efforts to obtain any certificate, including, without limitation, a resale certificate, or other document from any Governmental Authority as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby). Unless Buyer and Sellers agree otherwise, any Tax Returns that must be filed in connection with any Transfer Taxes shall be prepared by the Party required by law to file such Tax Returns. All such Tax Returns shall be consistent with the allocation of the Purchase Price as determined pursuant to this Section 7.8(c).

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(b)          Information. Buyer and Sellers agree to furnish, or cause to be furnished, to each other, upon written notice pursuant to Section 9.3, as promptly as practical, such information (including, without limitation, reasonable access to books and records) and assistance as is reasonably necessary for the filing of any Tax Return, the conduct of any Tax audit, and for the prosecution or defense of any claim, suit or proceeding relating to any Tax matter. Buyer and Sellers shall reasonably cooperate with each other in the conduct of any Tax audit or other Tax proceeding and each shall execute and deliver such documents as are reasonably necessary to carry out the intent of this Section 7.8.

(c)          Allocation of Purchase Price.   XXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXXX  Subject to the foregoing sentence, following the Closing, Buyer may prepare a more detailed allocation of the Purchase Price and Assumed Liabilities among the Acquired Assets. Such allocation shall be prepared in accordance with Section 1060 of the Code, and the Treasury Regulations thereunder (and any similar provision of state, local or foreign law, as appropriate), except as otherwise required by law. Buyer shall deliver such allocation to Sellers within thirty (30) days after Closing. If Sellers disagree with all or any portion of such allocation, Sellers shall provide written notice to Buyer detailing such disagreement(s) within thirty (30) days of Sellers’ receipt of such allocation. Buyer and Sellers shall use commercially reasonable efforts to resolve the disagreement(s) with respect to the allocation within thirty (30) days following Buyer’s receipt of Sellers’ written notice. If the Parties agree as to the allocation of the Purchase Price, the Parties shall report for all Tax purposes the allocation of the Purchase Price in a manner consistent with such allocation and shall take no Tax position inconsistent or contrary thereto. Buyer affirmatively waives any such claim or demand for any Participation payable to (i) itself (ii) its subsidiary Epitome Pictures; or (iii) any Affiliate or assignee, related solely to Sellers’ receipt of the Purchase Price. The consideration paid hereunder is agreed between the parties to be for Buyer’s purchase of each Seller’s interest in the Acquired Assets; provided that Buyer shall in no event be liable for any claims for any Participation in connection with the payment of the Purchase Price.

*Contains commercially sensitive purchase price information

(d)          Payment of Taxes. Except as provided herein, Sellers shall be liable for and shall remit when due or cause to be remitted when due any amount of Taxes due in connection with the Acquired Assets or the Assumed Liabilities for any taxable period ending prior to the Closing Date. Sellers shall duly file or cause to be duly filed, any Tax Return required to be filed in respect of any Tax which they are required to pay pursuant to the immediately preceding sentence. Buyer shall be liable for and shall remit when due or cause to be remitted when due any amount of Taxes due in connection with the Acquired Assets or the Assumed Liabilities for any taxable period beginning on or after the Closing Date; provided, however, that for the avoidance of doubt Buyer shall not be liable for any income Taxes of Sellers. Buyer shall duly file or cause to be duly filed, any Tax Return required to be filed in respect of any Tax which it is required to pay pursuant to the immediately preceding sentence.

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ARTICLE VIII.
Indemnification

Section 8.1 Indemnification. Subject to the provisions and limitations of this Article VIII, Sellers shall jointly and severally indemnify, hold harmless and defend the Buyer Indemnitees, and Buyer agrees to indemnify, hold harmless and defend the Seller Indemnitees (each indemnifying Party is referred to herein as an “Indemnitor” and each indemnified Person is referred to herein as an “Indemnitee”) to the full extent lawful, from and against all Losses incurred or suffered by the Indemnitee as set forth below. Sellers and their Affiliates, assignees, licensees, and each of their respective directors, officers, agents, attorneys and employees shall be referred to as “Seller Indemnitees”. Buyer and its Affiliates, assignees, licensees and each of their respective directors, officers, agents, attorneys and employees shall be referred to as “Buyer Indemnitees”.

(a)          Indemnification by Buyer. Subject to the provisions of this Article VIII, Buyer hereby agrees to indemnify, hold harmless and defend the Seller Indemnitees to the full extent lawful, from and against all Losses incurred or suffered by any of them based upon, arising out of, with respect to or by reason of: (i) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement; (ii) any breach or nonfulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement; (iii) the Exploitation of the Programs by Buyer and its Affiliates following the Closing Date; and (iv) the Assumed Liabilities.

(b)          Indemnification by Sellers. Subject to the provisions of this Article VIII, Sellers hereby agree to jointly and severally indemnify, hold harmless and defend the Buyer Indemnitees to the full extent lawful, from and against all Losses incurred or suffered by any of them based upon, arising out of, with respect to or by reason of: (i) any inaccuracy in or breach of any of the representations or warranties of Sellers contained in this Agreement or in any certificate or instrument delivered by or on behalf of Sellers pursuant to this Agreement; (ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Sellers pursuant to this Agreement; (iii) the Exploitation of the Programs up to the Closing Date; (iv) the AAIDL Consent Indemnity; and (v) the Excluded Liabilities. In addition, subject to the provisions of this Article VIII, each Seller shall jointly and severally indemnify Buyer for any Losses arising from Buyer’s reliance on the Conveying Rights Agreement or an Existing License, or the minimum guarantee recoupment or other determinations based on the Producer Reports and any other information provided by Sellers in this Agreement (including the Schedules and Exhibits hereto) when evaluating and calculating the Participations that Buyer is required to pay following the Closing Date.

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Section 8.2 Indemnity Limitations.   XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXXXXXX XXXXXXX XXXXXX XXXXX XXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXXXXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX

*Contains commercially sensitive indemnity threshold information

Section 8.3 Survival. Subject to the limitations and other provisions of this Agreement, each and every representation and warranty contained in this Agreement shall survive the Closing Date but shall expire on the end of the XXXXX XXXXX of the Closing Date, provided, that (a) the representations and warranties contained in Sections 5.1 and 5.2 of this Agreement shall survive indefinitely, and (b) all Fundamental Representations other than the representations and warranties contained in Section 5.1 and 5.2 shall expire on the XXXXX XXXXX of the Closing Date subject to tolling based on a review or assessments by a taxing authority. All covenants and agreements of the Parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.    *Contains commercially sensitive survival term

Section 8.4 Claims for Indemnity.

(a)          Third Party Claims. In all instances within the indemnification limitations set forth above, upon receipt by an Indemnitee of a written notice of any action, suit, proceedings, claim, demand or assessment asserted or alleged against it by a third party which might give rise to a claim for Losses, the Indemnitee shall promptly give written notice thereof to the Indemnitor indicating the nature of such claim and the basis therefor. The Indemnitor shall have the right, at its option, exercisable within 10 days after receipt of such notice to assume the defense of, at its own expense and by its own counsel, any such matter involving the asserted liability of the Indemnitee as to which the Indemnitor shall have acknowledged the right of the Indemnitee to payment by the Indemnitor, subject to the next sentence. If the Indemnitor shall undertake to compromise or defend any such asserted liability, it shall promptly notify the Indemnitee of its intention to do so, and the Indemnitee agrees to cooperate fully with the Indemnitor and its counsel in the compromise of, or defense against, any such asserted liability; provided, however, that if a settlement would materially interfere with Indemnitee’s rights hereunder, the Indemnitor shall not settle any such asserted liability without the written consent of the Indemnitee, such consent not to be unreasonably withheld or delayed. Notwithstanding an election to assume the defense of such action or proceeding, the Indemnitee shall have the right to employ separate counsel and to participate in the defense of such action or proceeding, and the reasonable fees, costs and expenses of such separate counsel shall be payable by the Indemnitor, if (A) the Indemnitor shall not have employed counsel reasonably satisfactory to the Indemnitee to represent the Indemnitor within 20 days after notice of the institution of such action or proceeding or (B) the Indemnitor shall have authorized the Indemnitee to employ separate counsel at the Indemnitor’s expense and the Indemnitor shall promptly assume and hold the Indemnitee harmless from and against the full amount of any Losses resulting therefrom. Notwithstanding anything herein to the contrary, the Indemnitor shall not be entitled to assume control of such defense but shall pay for the reasonable fees, costs and expenses of Indemnitee’s legal counsel if (i) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) Indemnitee has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnitor, on the one hand, and Indemnitee on the other; (iii) the Indemnitor failed or is failing to vigorously prosecute or defend such claim; (iv) the claim seeks an injunction or equitable relief against Indemnitee; or (v) Indemnitee reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or injure the reputation or future business prospects of Indemnitee. In any event, the Indemnitee and its counsel shall cooperate with the Indemnitor and its counsel. The Indemnitee shall have the right at its own expense to participate in the defense of such asserted liability.

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(b)          Non-Third Party Claims. Upon obtaining knowledge of any Loss, an Indemnitee shall give written notice to the Indemnitor specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted (such written notice being hereinafter referred to as a “Notice of Claim”). If the Indemnitor disputes such claim of indemnification, it shall notify the Indemnitee thereof within thirty (30) days after receipt of the Notice of Claim, whereupon the Parties shall meet and attempt in good faith to resolve their differences with respect to such claim or indemnification. If the dispute has not been resolved within thirty (30) days after the Parties first meet to attempt such resolution, either Party may initiate litigation in accordance with this Agreement.

Section 8.5 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 8.6 XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXX

Section 8.7 XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXXXXXXX XXXXX XXXXX

*Contains commercially sensitive information regarding limitations on indemnification

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ARTICLE IX.

Miscellaneous Provisions

Section 9.1 Expenses. Unless otherwise specifically set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transaction contemplated hereby shall be borne by the Party incurring such costs and expenses, whether or not the Transaction contemplated hereby are consummated. Notwithstanding the foregoing, Sellers and Buyer shall share equally the cost of the Escrow Agent.

Section 9.2 Amendment and Modification; Extension; Waiver. This Agreement may be amended, modified or supplemented only by an instrument in writing signed by Buyer and Sellers. Buyer and Sellers may (i) extend the time for the performance of any of the obligations or other acts of a Party, (ii) waive any inaccuracies in the representations and warranties of a Party contained in this Agreement or (iii) waive compliance by a Party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of Buyer and Sellers to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by Buyer and Sellers. The failure of Buyer or Sellers to assert any of their rights under this Agreement or otherwise shall not constitute a waiver of such rights. No waiver by any Party of any breach hereof shall be deemed a waiver of any preceding, continuing or succeeding breach of that or any other breach hereof.

Section 9.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (as of the time of delivery or, in the case of a facsimile communication, of confirmation) if delivered personally, facsimile (which is confirmed) or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Sellers, as follows:

Echo Bridge Entertainment, LLC

75 Second Avenue

Needham, MA 02494-2820

Attention: Tom Hammond

Email: thammond@ebellc.com

Facsimile: 781 444 6472

with a copy to (which copy shall not constitute notice):

Law Offices of Vince Ravine

6553 Louise Avenue

Lake Balboa, CA 91406

Attention: Vince Ravine, Esq.

Email: vince@vravinelaw.com

Facsimile: 818 776 8117

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If to Buyer, to:

DHX Media (Toronto) Ltd.

1478 Queen St.

Halifax, Nova Scotia B3J 2H7

Attention: General Counsel

Email: Mark.Gosine@dhxmedia.com

Facsimile: 902 422 0752

with a copy to (which copy shall not constitute notice):

Bryan Cave LLP

120 Broadway, Suite 300

Santa Monica, CA 90401

Attention: David G. Andersen, Esq.

Email: dgandersen@bryancave.com

Facsimile: 310 260 4161

Section 9.4 Assignment; No Third Party Beneficiaries.

(a)          This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign its rights or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXX XXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXX XXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXX XXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

XX         XXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXX XXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXX XXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXX XXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXX

*Contains commercially sensitive information regarding exceptions to consent requirement

(c)          Nothing in this Agreement is intended to confer upon any other Person except the Parties any rights or remedies hereunder or shall create any third party beneficiary rights in any Person.

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Section 9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or e-mail of a PDF file containing a copy of an executed agreement (or signature page thereto), shall be treated in all manner and respects and for all purposes as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any Party hereto, the other Party hereto shall re-execute original forms thereof and deliver them to the requesting Party. No Party hereto shall raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail of a PDF file containing a copy of an executed agreement (or signature page thereto) as a defense to the formation or enforceability of this Agreement, and each such Party forever waives any such defense.

Section 9.6 Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule, Appendix or Exhibit, such reference shall be to an Article or Section of, or Schedule or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” or equivalent words. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument, statute, regulation, rule or order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, statute, regulation, rule or order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Each Party acknowledges that it has been represented by counsel in connection with the review and execution of this Agreement and, accordingly, there shall be no presumption that this Agreement or any provision hereof be construed against the Party that drafted this Agreement.

Section 9.7           Entire Agreement. This Agreement, together with the Exhibits and Schedules, which documents are incorporated herein by reference (collectively, the “Transaction Documents”), embody the entire agreement and understanding of Sellers and Buyer in respect of the Transaction contemplated by this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between Sellers and Buyer with respect to the Transaction contemplated by this Agreement.

39

Section 9.8           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the Transaction contemplated hereby are fulfilled to the extent possible.

Section 9.9 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial; Attorney’s Fees.

(a)          This Agreement shall be governed by and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule.

(b)          ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF CALIFORNIA IN EACH CASE LOCATED IN THE CITY OF LOS ANGELES AND COUNTY OF LOS ANGELES, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY'S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)          Each Party acknowledges and agrees that any controversy that may arise under this Agreement or the other Transaction Documents is likely to involve complicated and difficult issues and, therefore, each such Party irrevocably and unconditionally waives, to the extent permitted by Law, any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement, the other Transaction Documents or the Transaction contemplated hereby or thereby. Each Party to this Agreement certifies and acknowledges that (i) no representative of any other Party has represented, expressly or otherwise, that such other Party would not seek to enforce the foregoing waiver in the event of a legal action, (ii) such Party has considered the implications of this waiver, (iii) such Party makes this waiver voluntarily, and (iv) such Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.9(c).

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(d)          Attorneys’ Fees. In the event that any Party institutes any legal suit, action or proceeding against the other Party to enforce the covenants contained in this Agreement (or obtain any other remedy arising out of or relating to this Agreement, the prevailing Party in the suit, action or proceeding shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such Party in conducting the suit, action or proceeding, including reasonable attorneys’ fees and expenses and court costs.

Section 9.10 General.

(a)          Nothing contained in this Agreement shall be intended or deemed as creating a relationship of joint venture, partnership, employment agency or any other legal relationship and Buyer shall not do or permit to be done anything whereby Buyer or any of its Affiliates will be represented as a partner or agent of Sellers. No Party to this Agreement shall become liable for the representation, act or omission of the other Party contrary to the provisions hereof.

(b)          Section headings are for convenience only and shall not be deemed a part or used in the construction of this Agreement.

(c)          Each Party’s rights and remedies herein shall be cumulative and the exercise of any right or remedy shall not limit any other right or remedy hereunder, at law or in equity.

(d)          All Parties shall execute and deliver such other documents or instruments as may be necessary or desirable to evidence, give effect to or confirm this Agreement, and any of the terms and conditions hereof.

[Signature Page Follows]

41

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DHX Media (Toronto) Ltd.

By:	Signed (“Mark Gosine”)
Name:	Mark Gosine
Title:	Secretary

Echo Bridge Entertainment, LLC

By:	Signed (“Michael Rosenblatt”)
Name:	Michael Rosenblatt
Title:	CEO

Alliance Atlantis International Distribution, LLC

By:	Signed (“Michael Rosenblatt”)
Name:	Michael Rosenblatt
Title:	CEO

[Signature Page to Asset Purchase Agreement]

Schedule 2.1(a)

Non-Alliance Programs

Program Title	Library	Other Information
Expecting Mary (A Very Mary Christmas)	EBE	Licensed

Report to:
Wonderstar Productions
Kim Waltrip
kimwaltrip@me.com

Hamlet & Hutch	EBE	Licensed

Report to:
Hamlet & Hutch LLC
Carelton Holt
CFH@gdfilms.com

When Zachary Beaver Came To Town	EBE	Licensed

Report to:
Zachary, LLC
Jill Julien
jijulien@aol.com

Bigfoot: The Unforgettable Encounter	PM	Copyright
Earth Minus Zero	PM	Copyright
Hollywood Safari	PM	Copyright
Hollywood Safari (the Series)	PM	Copyright
Little Bigfoot	PM	Copyright
Little Bigfoot 2: The Journey Home	PM	Copyright
Magic Kid I: Ninja Dragons	PM	Copyright
Magic Kid II: Ninja Boy	PM	Copyright
Power Within, The	PM	Copyright
Roxanne's Best Xmas	PM	Copyright
Tiger Heart	PM	Copyright
Two Bits & Pepper	PM	Copyright
Undercover Angel	PM	Copyright
My Uncle the Alien	PM	Copyright

Secret of the Andes	EBE/Cinetel	Licensed
Report to:
Semana Magica S.A./California Home Movie
Alejandro Azzano
alejandroazzano@gmail.com

Schedule 2.1(b)

Alliance Programs

Program Title	Library	Other Information

CAPTAIN STAR (1 - 13)	AA	Acquired

Report to:
Crownwood, Ltd.
65 Brackenbury Road.
London England W6 OBG
181-746-3196

Christmas Snowflake	AA	Acquired

Report to:
McNicol-Hill Digital Animatics Inc.
Robert J. McNicol
Rj mcnicol@mhda.com

CONNIE THE COW I (1 - 17)	AA	Acquired

Report to:
Neptuno Films Production S.L.
Christina Brander Garcia
neptuno@nuptunofilms.com

CONNIE THE COW II (18 - 34)	AA	Acquired

Report to:
Neptuno Films Production S.L.
Christina Brander Garcia
neptuno@nuptunofilms.com

CONNIE THE COW III (35 - 43)	AA	Acquired

Report to:
Neptuno Films Production S.L.
Christina Brander Garcia
neptuno@nuptunofilms.com
	AA	Acquired

CUTAWAY, THE

Report to:
Dreamer Entertainment II
169 Dunvegan Road.
Toronto Ontario, M5P 2P1

GIRL WITH BRAINS IN HER FEET	AA	Acquired

Report to:
Lexington Films Ltd.
Don Boyd
#44 Lexington St.
London England W1 R3LH

HOZE HOUNDZ I (1 - 13)	AA	Acquired

Report to:
Amberwood Productions Inc.
Sheldon Wiseman
400 MacLaren Street.
Ottawa, Ontario K2P OM8

HOZE HOUNDZ II (14 - 26)	AA	Acquired

Report to:
Amberwood Productions Inc.
Sheldon Wiseman
400 MacLaren Street.
Ottawa, Ontario K2P OM8

LUNAR JIM II (27 - 46)	AA	Acquired

Report to:
Lets Get Lunar Productions Ltd.
Charles Bishop
1478 Queen St.
Halifax, Nova Scotia, B3J 2H7

Magic Hour: Dark Horse	AA	Acquired

Report to:
Sunday Night Productions Inc.
65 Heward Ave.
Toronto Ontario M3M 2T5

MENTAL BLOCK I (1 - 13)	AA	Acquired

Report to:
Zone 3 VIII Inc.
Patricia Lavoie
1055, boul. Renee-Levesque Est. Bureau 300
Montreal, PQ H2I 4S5

MENTAL BLOCK II (14 - 26)	AA	Acquired

Report to:
Zone 3 VIII Inc.
Patricia Lavoie
1055, boul. Renee-Levesque Est. Bureau 300
Montreal, PQ H2I 4S5

MIRROR, MIRROR II (21 - 46)	AA	Acquired

Report to:
Dorothee Pinfold
P.O. Box 6185
Te Aro, Wellington, New Zealand

New Waterford Girl	AA	Acquired

Report to:
Sienna Films Inc.
Ursula Easton
ursula@siennafilms.com

ODYSSEY I (1 - 13)	AA	Acquired

Report to:
Water Street Pictures Ltd.
111 water Street, Suite 204
Vancouver, BC V6B 1A7
CANADA
Phone 604-681-6543
Company President: Michael Chechik

ODYSSEY II (14 - 26)	AA	Acquired

Report to:
Water Street Pictures Ltd.
111 water Street, Suite 204
Vancouver, BC V6B 1A7
CANADA
Phone 604-681-6543
Company President: Michael Chechik

ODYSSEY III (27 - 39)	AA	Acquired

Report to:
Water Street Pictures Ltd.
111 water Street, Suite 204
Vancouver, BC V6B 1A7
CANADA
Phone 604-681-6543
Company President: Michael Chechik

OLD TOM (1 - 26)	AA	Acquired

Report to:
Flying Bark Productions PYT LTD
Leonie Tan
Leonie.tan@flyingbark.com.au

ONCE UPON A HAMSTER I (1 - 13)	AA	Acquired

Report to:
Hammytime Production Inc.
Glenys Squires
runcible@rogers.com

ONCE UPON A HAMSTER II (14 - 26)	AA	Acquired

Report to:
Hammytime Production Inc.
Glenys Squires
runcible@rogers.com

ONCE UPON A HAMSTER III (27 - 39)	AA	Acquired

Report to:
Hammytime Production Inc.
Glenys Squires
runcible@rogers.com

ONCE UPON A HAMSTER IV (40 - 52)	AA	Acquired

Report to:
Hammytime Production Inc.
Glenys Squires
runcible@rogers.com

ONCE UPON A HAMSTER V (53 - 65)	AA	Acquired

Report to:
Hammytime Production Inc.
Glenys Squires
runcible@rogers.com

PEEP AND THE BIG WIDE WORLD (1 -
26)	AA	Acquired

Report to:
WGBH
Jeff Garmel
Jeff Garmel@wgbh.org

PUMPER PUPS (1 - 13)	AA	Acquired

Report to:
Amberwood Productions Inc.
Sheldon Wiseman
400 MacLaren Street.
Ottawa, Ontario K2P OM8

WARBOY, THE	AA	Acquired

Report to:
Illumine Productions, Ltd.
9 Sultan St First Floor
Toronto, ONT M5S1L6

WILD HORSE HANK	AA	Acquired

Report to:
Film Consortium of Canada Inc.
Bill Marshal
35 Russell Hill Road
Toronto, Ontario M4V 2S9

WILDSIDE I (1 - 13)	AA	Acquired

Report to:
Safari Productions Inc.
65 Heward Ave.
Toronto, Ontario M4M 2T5

YVON OF THE YUKON I (1 - 13)	AA	Acquired

Report to:
Yvon of the Yukon Productions Inc.
Blair Peters/Chris Bartleman
190 Alexander St. 6th Floor
Vancouver, BC V6A 1B5

YVON OF THE YUKON II (14 - 26)	AA	Acquired

Report to:
Studio B (Yvon II) Productions Inc.
Blair Peters/Chris Bartleman
190 Alexander St. 6th Floor
Vancouver, BC V6A 1B5

ACE LIGHTNING I (EPS 1-26)	AA	Produced

Report all “Produced” Programs to
Entertainment One/ 6798535 Canada Inc.
(New AAPL) Charles Donaldson/Saroja Perry
CDonaldson@entonegroup.com;
SPerry@entonegroup.com

ACE LIGHTNING II (EPS 27-39)	AA	Produced

AFRICAN JOURNEY (1 - 6)	AA	Produced

AFRICAN SKIES I (1 - 26)	AA	Produced

AFRICAN SKIES II (27 - 52)	AA	Produced

ALLIGATOR PIE	AA	Produced

ATLANTIS FAMILY PLAYHOUSE:
BOYS & GIRLS (2)	AA	Produced

ATLANTIS FAMILY PLAYHOUSE: I
Know A Secret	AA	Produced

ATLANTIS FAMILY PLAYHOUSE:
NORTHERN LIGHTS I (4 - 11)	AA	Produced

ATLANTIS FAMILY PLAYHOUSE:
NORTHERN LIGHTS II (12 - 29)	AA	Produced

ATLANTIS FAMILY PLAYHOUSE:
RAINBOW I (30 - 32)	AA	Produced

ATLANTIS FAMILY PLAYHOUSE:
RAINBOW II (33 - 38)	AA	Produced

Atlantis Family Playhouse: The BAMBOO
Brush	AA	Produced

BEAST WARS: TRANSFORMERS I (1 - 26)	AA	Produced

BEAST WARS: TRANSFORMERS II (27 - 39)	AA	Produced

BEAST WARS: TRANSFORMERS III (40 - 52)	AA	Produced

CHILD'S CHRISTMAS IN WALES, A	AA	Produced

Clarence	AA	Produced

CONFESSIONS OF AN UGLY STEPSISTER	AA	Produced

EMILY OF NEW MOON I (1 - 13)	AA	Produced

EMILY OF NEW MOON II (14 - 26)	AA	Produced

EMILY OF NEW MOON III (27 - 39)	AA	Produced

EMILY OF NEW MOON IV (40 - 46)	AA	Produced

EMMA'S WISH	AA	Produced

GIRL FROM MARS, THE	AA	Produced

HECK'S WAY HOME	AA	Produced

HENRY'S WORLD I (1 - 13)	AA	Produced

HENRY'S WORLD II (14 - 26)	AA	Produced

IN A HEARTBEAT (1 - 21)	AA	Produced

JETT JACKSON: THE MOVIE	AA	Produced

LEGACY (1 - 18)	AA	Produced

LUNAR JIM I (1 - 26)	AA	Produced

Magic Hour: High Country	AA	Produced

Magic Hour: Pray for me Paul Henderson	AA	Produced

Magic Hour: The Fighter	AA	Produced

Magic Hour: The Prom	AA	Produced

Magic Hour: Tom Alone	AA	Produced

MAN WHO SAVED CHRISTMAS, THE	AA	Produced

MANIAC MANSION I (1 - 22)	AA	Produced

MANIAC MANSION II (23 - 44)	AA	Produced

MANIAC MANSION III (45 - 66)	AA	Produced

MIGHTY JUNGLE, THE (1 - 26)	AA	Produced

MOWGLI: THE NEW ADVENTURES OF THE JUNGLE BOOK (1 - 26)	AA	Produced

Mowgli's First Adventure: In Search of the Elephant Eye Diamond	AA	Produced

MY BEST FRIEND IS AN ALIEN I (1 - 22)	AA	Produced

MY BEST FRIEND IS AN ALIEN II (23 - 44)	AA	Produced

My Life as a Dog (1-22)	AA	Produced

MYSTERIOUS ISLAND 1 hour eps. (1 - 22)	AA	Produced

Mysterious Island 1/2 hour (eps. 1-44)	AA	Produced

NORTHERN LIGHTS	AA	Produced

PIRATES I (1 - 40)	AA	Produced

PIRATES II (41 - 65)	AA	Produced

RAIDER OF THE SOUTH SEAS	AA	Produced

SALTWATER MOOSE	AA	Produced

SQUAWK BOX (1 - 13)	AA	Produced

STAR RUNNER	AA	Produced

STAR RUNNER (EPS 1-8)	AA	Produced

STRAIGHT UP I (1 - 6)	AA	Produced

STRAIGHT UP II (7 - 13)	AA	Produced

WHITE FANG (1 - 25)	AA	Produced

WILDSIDE II (14 - 26)	AA	Produced

Awful Truth 1, The (1-12)	AA - Salter	Produced

Awful Truth 2, The (13-24)	AA - Salter	Produced

Blackfly (pilot)	AA - Salter	Produced

Blackfly I (1-13)	AA - Salter	Produced

Blackfly II (14-26)	AA - Salter	Produced

Bowling for Columbine	AA - Salter	Produced

Celtic Electric	AA - Salter	Produced

Daily tips for Modern Living	AA - Salter	Produced

El Mundo Del Lundo (1-65)	AA - Salter	Produced

Itch, The (1-13)	AA - Salter	Produced

Mrs Greenthumbs I (Eps 1-26)	AA - Salter	Produced

Rankin Special-salter	AA - Salter	Produced

Talking to Americans	AA - Salter	Produced

Ms Bear	AAMPHI	Produced

Schedule 2.1(c)

Epitome Programs

DEGRASSI HIGH: SCHOOL'S OUT (1)

Report all “Epitome” Programs to:

Epitome Pictures Inc.

Dave Shippel/Raymond Sam

DShippel@epitomepictures.com ; RSam@epitomepictures.com

DEGRASSI HIGH: TERM 1 (1 - 15)

DEGRASSI HIGH: TERM 2 (16 - 28)

DEGRASSI: UNSCRIPTED (1 - 8)

DEGRASSI: DEGRASSI TALKS (1 - 6)

DEGRASSI: JUNIOR HIGH (1 - 42)

DEGRASSI: KIDS OF DEGRASSI ST (1 - 26)

DEGRASSI: THE NEXT GENERATION 01 (3 - 15)

DEGRASSI: THE NEXT GENERATION 02 (16 - 37)

DEGRASSI: THE NEXT GENERATION 03 (38 - 59)

DEGRASSI: THE NEXT GENERATION 04 (60 - 81)

DEGRASSI: THE NEXT GENERATION 05 (82 - 100)

DEGRASSI: THE NEXT GENERATION 06 (101 - 119)

DEGRASSI: THE NEXT GENERATION 07 (120 - 143) including any

specials included therein

DEGRASSI: THE NEXT GENERATION 08 (144 - 165) including any

specials included therein

DEGRASSI: THE NEXT GENERATION 09 (166-188)

DEGRASSI: THE NEXT GENERATION 10 (189 - 232)

DEGRASSI: THE NEXT GENERATION 11 (233-277)

DEGRASSI: THE NEXT GENERATION 12 (278 - 317)

DEGRASSI: THE NEXT GENERATION 13 (318 - 357)

DEGRASSI: THE NEXT GENERATION 14

DEGRASSI: THE NEXT GENERATION REUNION SPECIAL (1 - 2)

INSTANT STAR I (1 - 13)

INSTANT STAR II (14 - 26)

INSTANT STAR III (27 - 39)

INSTANT STAR IV (40 - 52)

LA Complex - Season 1 (1 - 6)

LA Complex - Season 2 (7 - 19)

* The remaining Schedules and Exhibits are being redacted as they contain commercially sensitive information